LICENSE OF TECHNOLOGY AND TRADE SECRETS

                                     Parties

         THIS LICENSE AGREEMENT is made by and between FEULING ADVANCES TECHNOLOGIES, INC., a Nevada corporation, its successors and/or assigns (the "Licensor") and AMERICAN QUANTUM CYCLES, INC., a corporation organized and existing under the laws of Florida, with its principal place of business at 731 Washburn Road, Melbourne, Florida 32934 (the "Licensee").

                                    Recitals

         The Licensor is the owner of the entire right in and to patents, trademarks, and certain trade secret information concerning proprietary secret processes, techniques, tooling, customers, designs and proprietary know-how for the design and manufacture of 4-valve cylinder heads for Harley Davidson Evolution Big Two motorcycle engines. Licensee desires to obtain a scope of use license, and the Licensor is willing to grant, subject to the terms and conditions set forth in this Agreement, a license from the Licensor for the scope of use and in the territory herein designated, to use the Technology solely in the manufacture and sale of after market 4-valve cylinder head kits for engines of the Harley Davidson Evolution ("Big Twin") engine applications and modifications thereof.

                               Terms of Agreement

                         Article I: Certain Definitions

         Section 1.1 Use Throughout. Terms defined in this Article I and parenthetically elsewhere shall have the same meaning throughout this Agreement. Defined terms may be used in the singular and the plural.

         Section 1.2 "Technology" means:

                 1.2.1 The Licensor's secret processes, techniques, tooling designs, product designs and proprietary know-how and custom made proprietary machinery and tooling, plans, technology protected by U.S. Patents.

         U.S. Patent Number 4,206,600 Anti Reversionary Exhaust
         U.S. Patent Number 4,838,219 for an Intake Port
         U.S. Patent Number 4,976,231 for an Intake Port
         U.S. Patent Number 5,042,435 for a Plenum Chamber;


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         AND, certain trade secret information concerning proprietary secret processes, techniques, tooling, equipment, designs, customer lists, and proprietary know-how for the design and manufacture of the following products:

         1.         Rocker Arm Design
         2.         O Ringed Stuc Manifold
         3.         Combustion Chamber Design
         4. Other "Know How" relevant to the production and manufacture of products under this license for 4-valve cylinder heads for aftermarket sale and installation upon Harley Davidson Evolution engines and U.S. manufactured variants thereof; AND,

         Strictly subject to the requirements of Article 10 hereof, the use of the following Trademarks of Licensor solely upon the products to be manufactured pursuant to this agreement:

         1.         "AR"
         2.         "4-VALVE"
         3.         "CVX"
         4.         "RAM CHAMBER"
         5.         "RACE FEET"

         Section 1.3 "Developments" means any and all improvements and developments, whether or not patents, irrespective of the maker thereof, relating to or derived from the Technology or its use, including without limitation any process, method, technique or know-how.

         Section 1.4 "Patents" means any patents which may issue in the Territory on the Technology described in Sections 1.2.1 and all renewals of such patents and related developments thereof.

         Section 1.5 "Territory" means the Unites States of America and all countries where the patents are recognized and enforceable.

            Article II: Grant of License; Disclosure of Developments

         Section 2.1 Grant. Subject to this Agreement's terms and conditions, the Licensor hereby grants to the extent that it lawfully may, to the Licensee, the right to use the Technology and the Developments defined under Sections 1.2,
1.3 and 1.4, solely for Aftermarket Sale as defined in Section 1.6, and in the Territory as defined in Section 1.5, for the License Term set forth in Section 9.1.
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         Section 2.2 Section 2.1.1 Marking. Licensee agrees all products sold pursuant to this license shall be clearly marked with the subject matter patent number(s) and/or designation of registered trademark(s).

         Section 2.3 Sublicenses.

                 2.3.1 The license granted to the Licensee under Section 2.1 does not include the right to sublicense the Technology and the Developments to others in the Territory subject to the provisions of this Section 2.3 without the express written permission of Licensor for such sublicense which may be granted or denied at the sole discretion of Licensor.

         Section 2.4 Reservation of Rights. Subject to the Licensee's right to use the same pursuant to the terms of this Agreement, the Licensor reserves all proprietary rights in and to all discoveries, inventions, patent rights, trade secrets, know-how or other proprietary data embodied in the Technology or the Developments. The Licensee agrees to receive and use the Technology and the Developments transferred to Licensee under this Agreement for the term of the license granted under Section 2.1 and subject to such reservation, and agrees to cease all use of Technology or Developments upon termination of such license. Licensee acknowledges that the Technology licensed herein is of a sensitive nature and is the trade secret and proprietary intellectual property of Licensor and hereby accepts Licensor's confidential disclosure to License of the Technology pursuant to the terms of this contract.

         Section 2.5 CARB or Federal Requirements. Licensee acknowledges that The California Air Resources Board and/or other state or federal agencies may require the Licensee and or resellers of Licensee's products, to apply for and receive exemption status (50 state legal) allowing the products produced under license herein to be sold for aftermarket installation. Such requirements may change due to changes in the law from time to time. Licensor acknowledges that any and all such responsibility for any such approval is Licensee's and at the sole expense of Licensee.

                     Article III: Commencement of Disclosure

         Section 3.1 Deliveries. Subject to the terms and conditions of this Agreement, the Licensor shall, within 30 days after the signing of this Agreement, commence any additional disclosure of the Technology and Developments to the Licensee, by delivering to the Licensee copies of the Technology Documents and the drawings and other technical documentation in the Licensor's possession and all materials finished and unfinished, supplies, tooling, fixtures, customer lists and suppliers list relating to sale and manufacture of the products licensed herein. Licensor shall also provide written documents to Licensee and appropriate third parties verifying that the materials, supplies, tooling, and fixtures, not currently in physical possession of Licensor have been transferred pursuant to the terms of this Agreement.

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                         Article IV: Independent Parties

         Section 4.1 Status of Parties. Nothing in this Agreement shall be construed to constitute the Licensee as the partner, employee or agent of the Licensor, nor shall either party have any authority to bind the other in any respect, it being intended that each shall remain an independent contractor responsible only for its own actions.

                               Article V: Royalty

         Section 5.1 Cash Payment and Royalty Payments. In consideration of the Licensor disclosure of the Technology, and, in consideration for the scope of use license granted by the Licensor for continued use of the Technology, and, the performance of the Licensor's other obligations under this Agreement, the Licensee shall pay to the Licensor the license and other fees described in
Section 5.1.2.

                 5.1.1 The Licensee shall pay to the Licensor the total aggregate amount of $250,000 which includes Royalty fees of $235,000 and $15,000 for purchase of equipment and inventory on the following schedule:

                 Payment 1        July 15, 1997             $  50,000
                 Payment 2        August 30, 1997           $  25,000
                 Payment 3        September 30, 1997        $  25,000
                 Payment 4        October 30, 1997          $  25,000
                 Payment 5        November 30, 1997         $ 125,000

         Section 5.2 Payment. All payments tendered to the Licensor by the Licensee under this Agreement shall be made in United States dollars. Payments shall be made at the Licensor's address for receipt of notices under Section 10.2, or at such other address or deposited in such bank account as the Licensor may from time to time designate by notice to the Licensee.

         Section 5.3 Additional Consideration. Licensee agrees to sell Licensor, products produced pursuant to this license, at the lowest price which Licensee sells such products to its best distributors.

                           Article VI: Confidentiality

         Section 6.1 Nondisclosure of Confidential Information. The Licensee shall at all times during and after the term of this Agreement hold in the strictest confidence, and shall not directly or indirectly disclose to others, or use for any purpose other than as contemplated in this Agreement, any of the Technology or the Developments disclosed to the Licensee by the Licensor or as to the Developments of the Licensee. Notwithstanding the foregoing, the Licensee shall have the right to make disclosures of the Technology and such Developments on a strict "need-to-know" basis to the

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Licensee's employees, and the Licensee's prospective suppliers and contractors to whom such disclosure is necessary for the performance of this Agreement; provided that the Licensee shall first obtain from each employee, supplier or contractor and their respective employees confidentiality agreements with respect to the Technology and such Developments in the form substantially similar to the requirements of this Agreement, and the Licensee shall promptly deliver copies of all such confidentiality agreements to the Licensor.

         Section 6.2 Exceptions. The Licensee shall not be held to a duty of confidentiality for any of the Technology or any of the Developments which:

                 6.2.1 After its disclosure to the Licensee is received by the Licensee in an integrated form from an independent third party whose disclosure of such Technology or Developments shall not constitute a direct or indirect breach by that third party of any duty of confidentiality owed to the Licensee.

         Section 6.3 Documents. The Licensor may designate as confidential, by legending prominently as such, any drawings, charts, blueprints, specifications, magnetic cards, films or other documentary or physical manifestation or disclosure of any of the Technology or the Developments (collectively, the "Documents"). The Licensee shall legend prominently any Documents it may prepare which embody any Technology or Developments, to identify them as confidential trade secret proprietary information.

         Section 6.4 The Licensor Confidentiality Obligations. The Licensor shall comply with the provisions of confidentiality in Section 6 of this Agreement in connection with any disclosures of confidential information made to the Licensor by the Licensee under this Agreement.

         Section 6.5 Unique Character of Confidential Information. The Licensee acknowledges that the Technology and the Developments to be disclosed by the Licensor are of a special and unique character which gives them a peculiar value and that consequently any wrongful use or disclosure of the Technology or Developments will cause injury not readily measurable in monetary damages, and therefore irreparable. Accordingly, whether in court action or arbitration, the Licensor shall be entitled to the remedies of injunction, specific performance and other equitable relief to redress any such breach, and no proof of special damages shall be necessary for the enforcement of or for any action upon such obligations. Without limiting the generality of the foregoing, the Licensor shall have the right upon notice to the Licensee hereunder, and to require the surrender or return to the Licensor of all Technology and Developments disclosed by the Licensor, and the Documents.

         Section 6.6 NonCompetition by Licensor. Licensor herein agrees that it will not compete with Licensee in the manufacture and sale of 4-valve cylinder head kits, in the Aftermarket and Territory as defined herein, and for the term, granted herein to Licensee.

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         Section 6.7 Survival. The obligations of the Licensee and the Licensor under this Article VI shall, except as otherwise expressly provided, survive termination of this Agreement.

                 Article VII: The Licensee's Conduct of Business

         Section 7.3 Compliance with Laws. The Licensee represents and warrants to the Licensor that in the Licensee's performance of its obligations under this Agreement, the Licensee shall indemnify the Licensor against any loss which the Licensor may incur as a result of any claim or demand which may be made against the Licensor based upon the Licensee's failure to so comply.

         Section 7.4 Insurance. The Licensee shall promptly (and prior to any sale of products using the Technology and/or taking possession of the machine) cause its product liability, advertising claims and general liability insurance to be modified to name the Licensor as an additional insured and shall maintain the insurance in an amount not less than one miller dollars (U.S. $ 1,000,000), in the aggregate, during the term of the license granted under Section 2.1 The Licensee shall promptly provide the Licensor with a certificate of insurance from Licensee's insurance company evidencing such coverage and the naming of Licensor as also insured.

                                   Article III

         Section 8.1 Notice of Infringement.

                 8.1.1. The Licensee shall promptly notify the Licensor of any instance which comes to the Licensee's attention involving a possible misappropriation of any trade secret, or infringement of any Patent or other proprietary right of the Licensor, relating to the Licensed Technology or the Developments.

                 8.1.2. Licensee and Licensor shall be able to bring suit against third parties for infringement or misappropriation of the rights granted Licensee herein. Licensee and Licensor shall cooperate and promptly lend reasonable assistance to each other in the prosecution of any such suit.

                 8.1.3. Nothing contained in this Agreements shall be construed as an obligation of the Licensor or the Licensee, except as stated in 8.1.2. to bring or to prosecute any suit or other proceeding against any third party for misappropriation of trade secrets, or infringement of any patent or other intellectual property rights.

                 8.2 Notice of Claims.

                 8.2.1. The Licensee shall give prompt notice to the Licensor of any claim, action or proceeding pending or threatened against the Licensee, alleging

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misappropriation of trade secrets or infringement of any patent or other proprietary rights asserted by a third party, based on the use by the Licensee or its sublicensees' use of the Technology or any Developments. If the Licensee's or any of its sublicensees' use of the Technology and Developments is in accordance with the provisions of this Agreement, and if the Licensor shall so request, the Licensee shall make, and shall cause its sublicensees to make, any practical modification of it's or their practice under the license or sublicense granted, amendment of this Agreement or other means (without the obligation of the Licensor or the Licensee to incur any material expense in respect thereof) in order to avoid suit or reduce the potential adverse effect of any such claim or action.

                 8.2.2. Licensor knows of no prior patents or prior art which would render the rights granted herein an infringement upon same. Nothing contained in this Agreement shall be construed as a warranty by the Licensor that the Technology or the Developments do not infringe the patent or other intellectual property rights of third parties, and the Licensor disclaims any such warranty.

                 8.3 Licensee is responsible for all costs related to or occurring from any returns of products produced by Licensee using the technology licensed herein whether returned for defective workmanship or part failures or defects covered by warrant or otherwise.

                 Article IX: Term; Termination

         Section 9.1 License Term. The initial term of the License granted under
Section 2.1 (the "License Term") shall commence on the date of this Agreement, and subsequent to the payment by Licensee of Payment 5, on or before November 30, 1997, this license shall continue in perpetuity and shall be considered a paid-up license pursuant to and subject to the terms and conditions hereof for that term.

         Section 9.3 Termination. The License granted to the Licensee under
Section 2.1 may be terminated upon notice as follows:.

                 9.3.1 by the Licensor if Licensee has materially breached or failed to punctually perform any of its duties or obligations under the Agreement and to timely make each and every payment designated in Section 5.1.2 on the designated dates.

                 9.3.2 by the Licensor, if, prior to payment under 6 as scheduled in 5.1.2 above, the Licensee is insolvent or becomes the subject of an involuntary petition in bankruptcy for its reorganization or liquidation, or makes any assignment for the benefit of its creditors, or if a trustee or receiver of its property is appointed, or if the Licensee takes or is subjected to any other similar action based upon its inability to meet its financial obligations; or

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                 9.3.3 by the Licensor, if the Licensee assigns this
Agreement or any of its rights under this Agreement without obtaining the Licensor's prior written consent.

         Section 9.4 Effects of Expiration or Termination. Subsequent to the term of the License granted to the Licensee under Section 2.1 or if the License is terminated, all rights of the Licensee under the License shall cease and the Licensee shall cease to use any part of the Technology or the Developments and shall immediately return and surrender to the Licensor all of the Technology, any tooling specific to the production or products produced using the Technology, the developments disclosed by the Licensor, the tooling tendered Licensee at the conception of this agreement, any and all Documents and all other tangible disclosure of the Technology or Developments.

         Section 9.5 Obligations Surrounding Termination. Notwithstanding any termination of the License granted to Licensee under Section 2.1, and any exercise by either party of any rights or remedies hereunder, the following rights and obligations shall survive any such termination or exercise of rights to the degree necessary to permit their complete fulfillment or discharge.

                 9.5.1 Article VI and any subsequent undertaking or agreement that may be in effect at the time of termination with respect to the maintenance of the confidentiality or secrecy of the Technology and or the Developments and covenant not to compete.

                              ARTICLE X: Trademarks

         The License acknowledges the validity of all trademark registrations and applications in the USA and/or foreign countries owned by the Licensor and herein licensed for use to Licensee for the term of, and pursuant to the terms of this Agreement. The Licensee further acknowledges that the Licensor is the sole owner of the entire right, title, and interest in and to the trademarks covered by these registrations and/or applications hereinafter called "Mark or Marks, "and any and all goodwill in said Marks now or in the future. The Licensee shall not do any thing or commit any act which might prejudice or adversely affect the validity of the marks and any such act shall be considered a material breach of this agreement. Licensee shall cease to use the marks, or any similar marks, in any manner on the expiration or other termination of this Agreement. The Licensee further agrees that it will do nothing inconsistent with such Licenseeship and that all use of the marks by Licensee shall inure solely to the benefit of, and be on behalf of Licensor. Licensee agrees to be bound by the requirements of this Section 10 for the duration of the term of the license granted herein.

         10.1(a) Quality Standards

         Licensee agrees that the nature and quality of all services rendered by Licensee in connection with the Mark; all goods sold by Licensee under the Mark; and all related

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advertising, promotional and other related uses of the Mark by Licensee shall conform to standards set by, and be under the control of, Licensor.

         10.1(b) Quality Maintenance

         Licensee agrees to cooperate with Licensor in facilitation Licensor's control of such nature and quality, to permit reasonable inspection of Licensee's operation, and to supply Licensor with specimens of all uses of the Mark upon request.

         10.1(c) Form of Use

         Licensee agrees to use the Mark only in the form and manner and with appropriate legends as prescribed from time to time by Licensor, and not to use any other trademark or service mark in combination with the Mark without first obtaining the prior written approval o f Licensor.

                               Article XI: General

         Section 11.1 Notices. All notices required or permitted under this Agreement shall be in writing and shall be effective upon personal delivery to or being sent by registered or certified mail, return receipt requested, postage fully prepaid and addressed to the respective parties at their addresses set forth below or to any other address designated by the parties at a later date.

         Licensor:     Feuling Advanced Technologies, Inc.
                       c/o Gilliam, Duncan & Harms
                       Registered Patent Attorneys
                       4565 Ruffner Street, Suite 200
                       San Diego, California 92111

         Licensee:     American Quantum Cycles, Inc.
                       American Quantum Cycles, Inc.
                       731 Washburn Rd.
                       Melbourne, Florida, 32932

         Section 11.2 Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the Licensor and the Licensee and of their respective successors and permitted assigns.

         Section 11.3 Waiver.

         [a] Requirement of Writing - No waiver of, acquiescence to, or consent to any breach of or default of any term or condition contained in this Agreement by Licensor

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shall be of any force or effect unless same is in writing, specifically identified, and signed by Licensor.

         [b] No implied Waiver - No waiver of, acquiescence to, or consent to any breach of or default of any term or condition contained in this Agreement by Licensor pursuant to subparagraph [a], above, shall be deemed, express or implied, generally or specifically, to be a waiver, consent, or acquiescence to any other breach or default.

         [c] No delay or omission in the exercise of any right or remedy by Licensor shall impair such right or remedy or be construed as a waiver. A consent by Licensor to or approval of any act shall not be deemed to waive or render unnecessary consent to or approval of any other or subsequent act.

         Section 11.4 Severability. If for any reason in any jurisdiction in which any provision of this Agreement is sought to be enforced, any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable in any respect, such holding shall not affect any other provision of this Agreement and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

         Section 11.5 Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of California with all applicable to contracts made and to be performed wholly in that State. The federal law and public policy of the United States of America shall not govern this Agreement or a fact of its interpretation, save as to the operation of Licenses under U.S. Patents. Venue for the interpretation and or enforcement of any provision of this agreement is mutually agreed by the parties hereto to be the proper court of jurisdiction located in San Diego County, California.

         Section 11.6 Legal Fees and Costs. The prevailing party to any action to interpret and/or enforce any provision of this Agreement shall be entitled to recover from the unsuccessful party(ies) to this Agreement, all costs, expenses and actual attorneys' fees relating to the enforcement of, interpretation of, or any litigation, arbitration, mediation or private settlement, relating to this Agreement, in addition to any other relief that may be afforded.

         Section 11.7 Counterparts. This Agreement may be executged in several counterparts, each of which shall constitute an original, but all of which together shall constitute one and the same instrument. The headings contained in this Agreement have been inserted for convenience of reference only and shall not modify, define, expand or limit any of the provisions of this Agreement.

         Section 11.8 Drafting Ambiguities. Each party to this Agreement and its counsel have reviewed and revised this Agreement or has had the opportunity to do so. The rule

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of construction that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or of any amendments or exhibits to this Agreement.

         Section 11.9 Entire Agreement. This Agreement, which includes its Addendums, and Exhibits, constitutes the entire agreement of the parties relating to its subject matter, supersedes all prior oral or written understandings or agreements regarding that subject matter and may not be amended, modified or cancelled except by a written instrument executed by both the Licensor and the Licensee.

         IN WITNESS WHEREOF, Licensor and Licensee have executed this Agreement in duplicate on the date shown below and affixed the corporate seal of the parties hereto. The signatories of the respective parties hereto, by affixing their signatures to this agreement, each individually warrant their ability to bind the party on whose behalf they are executing this Agreement.

                                           LICENSOR:

                                           FEULING ADVANCED TECHNOLOGIES, INC.



Date: ______________________               By:_______________________________
                                                James J. Feuling, President

                                           LICENSEE:

                                           AMERICAN QUANTUM CYCLES, INC.



Date: ______________________               By:_______________________________
                                                Robert L. Guess, President


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